Mail Stop 3561

October 15, 2009

Mr. Charles Stidham
President and Chief Executive Officer
Jag Media Group, Inc.
17120 N. Dallas Parkway, Ste 235
Dallas, TX 75248

**Re: Form 8-K/A filed October 14, 2009
          File No. 000-52521**

Dear Mr. Stidham:

      We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

Raj Rajan
Senior Staff Accountant